UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ONI SYSTEMS CORP.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.0001 per share, under certain ONI Systems Corp. option plans
(Title of Class of Securities)

68273F103
(CUSIP Number of Class of Securities (underlying common stock, par value $0.0001 per share))

Michael A. Dillon
Vice President, General Counsel and Secretary
ONI SYSTEMS CORP.
5965 Silver Creek Valley Road
San Jose, California 95138
(408) 965-2600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Horace L. Nash, Esq.
Richard L. Dickson, Esq.
David A. Bell, Esq.
FENWICK & WEST, LLP
Two Palo Alto Square
Palo Alto, California 94306

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

$26,933,929.56*	$5,387**

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 8,744,782 shares of common stock of ONI Systems Corp. having an aggregate value of $26,523,928.56 as of October 18, 2001 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

**	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Ch	eck the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Ch	eck the following box if the filing is a final amendment reporting the results of the tender offer: ☒

          EXPLANATORY NOTE: This Amendment No. 3 corrects a typographical error in the EDGAR-filed copy of Item 4 of Amendment No. 2 to the Schedule TO. The shares subject to options accepted for exchange represent approximately 83% of the shares subject to options that were eligible to be exchanged under the Offer to Exchange, rather than 8.3% as erroneously stated in Amendment No. 2.

TO-1